UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO
FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.
Commission File Number: 1-14614
Petroleum Geo-Services ASA
(Exact name of registrant as specified in its charter)
Strandveien 4
N-1366 Lysaker, Norway
+47 67 52 66 00
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
American Depositary Shares, each representing
one ordinary share of nominal value NOK 3 per share
Ordinary shares of nominal value NOK 3 per share
Guarantee obligations with respect to the charter obligations of PGS Geophysical AS under the charters for the Ramform Explorer and the Ramform Challenger intended to fund certain payments of principal and interest on the 8.28% First Preferred Mortgage Notes due 2011
of Oslo Seismic Services, Inc., as agent on behalf of Oslo Explorer PLC and Oslo Challenger PLC
(Title of each class of securities covered by this Form)
Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☑	Rule 12h-6(d)	☐

(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☑	Rule 12h-6(i)	☐

(for debt securities)		(for prior Form 15 filers)

PETROLEUM GEO-SERVICES ASA
REPORT ON FORM 15-F

PETROLEUM GEO-SERVICES ASA
     As used in this certification on Form 15F, we refer to Petroleum Geo-Services ASA and its predecessors as “we,” “us” or “our,” unless the context clearly indicates otherwise.
PART I
ITEM 1. Exchange Act Reporting History
     We first incurred the duty to file reports under section 13(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) on in May 1993, in connection with our initial public offering of American Depositary Shares, or ADSs. Our ADSs were initially listed in the United States on The Nasdaq Stock Market’s National Market (“Nasdaq NMS”). From May 1993 until April 1997, our ADSs traded on the Nasdaq NMS.
     In April 1997, our ADSs began trading on the New York Stock Exchange (“NYSE”). In February 2003, our ADSs were delisted from the NYSE, were traded over-the-counter and were quoted on the Pink Sheets. In December 2004, we re-listed our ADSs on the NYSE.
     We have filed annual reports on Form 20-F since re-listing our ADSs in 2004. We have filed or submitted all reports required under section 13(a) or section 15(d) of the Exchange Act and corresponding rules of the Securities and Exchange Commission (the “Commission”) for the 12 months preceding the filing of this Form, including our annual report on Form 20-F for the fiscal year ended December 31, 2006.
ITEM 2. Recent United States Market Activity
     We last sold securities in the United States in a registered offering under the Securities Act of 1933 (the “Securities Act”) on July 30, 2001. The securities sold were 900,000 ordinary shares.
     We have registered the offering of equity securities on two different shelf registration statements, a registration statement on Form F-3 (Registration No. 333-90379) and a registration statement on Form F-4 (Registration No. 333-9702). The last securities sold under the Form F-3 registration statement were $225,000,000 aggregate principal amount of Floating Rate Notes due 2002 on March 20, 2000, none of which remain outstanding, and the last securities sold under the Form F-4 registration statement were the 900,000 shares sold on July 30, 2001. No sale of securities has occurred under either of these registration statements during the preceding 12 months, and we have filed post-effective amendments to terminate the registration of unsold securities under both registration statements.
ITEM 3. Foreign Listing and Primary Trading Market
     Our ordinary shares are listed and traded in Norway on the Oslo Stock Exchange (“OSE”) under the symbol “PGS.” Our shares are not publicly traded outside of Norway, which constitutes our “primary trading market” as defined by Rule 12h-6(f) under the Exchange Act. We do not maintain a listing of any of our debt securities, either in or outside of the United States.
     Our ordinary shares were initially listed on the OSE in August 1992. In November 2003, when we emerged from Chapter 11 proceedings and substantially completed a financial restructuring, the pre-restructuring shareholders received one new share for each 129 pre-restructuring shares, in addition to the right to subscribe for new shares in a rights offering. In June 2005 we split our shares three for one. In December 2006 we split our shares again three for one. Since substantial completion of our financial restructuring in November 2003, we have maintained a listing of our ordinary shares on the OSE, including at the time of filing this Form 15F and during the preceding 12 months.

     During the 12-month period beginning on June 1, 2006 and ending May 31, 2007, approximately 97.2 % of the worldwide average daily trading volume in our ordinary shares and ADSs on a combined basis took place in, on or through the facilities of the OSE.
ITEM 4. Comparative Trading Volume Data
     The recent 12-month period that we are using to meet the requirements of Rule 12h-6(a)(4)(i) begins on June 1, 2006 and ends May 31, 2007.
     For that same recent 12-month period, the average daily trading volume of our ADSs and shares was 62,571 ADSs in the United States (where only ADSs trade) and 2,193,385 on a worldwide basis taking into account trading of both shares and ADSs.
     For that same recent 12-month period, the average daily trading volume of our ADSs in the United States has been 2.85 percent of the average daily trading volume of the shares and ADSs on a combined, worldwide basis.
     On June 27, 2007, we provided notice to the NYSE of our intent to delist our ADSs. The delisting will become effective 10 days after we file with the Commission (with a copy to the NYSE) a Form 25, which we are filing on the same date we file this Form 15F.
     We do not currently intend to terminate the American Depositary Receipt (“ADR”) program relating to our ADSs. This program is maintained with Citibank, N.A. After the delisting from the NYSE becomes effective, we expect our ADSs to trade over-the-counter and to be quoted in the Pink Sheets.
     We have determined whether we meet the requirements of Rule 12h-6 using trading volume information provided by Reuters Group PLC.
ITEM 5. Alternative Record Holder Information
     Not applicable.
ITEM 6. Debt Securities
     In May 1996, Oslo Seismic Services, Inc. (“OSSI”), as agent on behalf of Oslo Explorer PLC and Oslo Challenger PLC (collectively, the “Owners”), issued in a private placement $165,700,000 aggregate principal amount of 8.28% First Preferred Mortgage Notes due 2011 (the “Oslo Seismic Notes”). The payment of principal and interest on the Oslo Seismic Notes is supported by charter payments made by PGS Geophysical AS (“Geophysical”) under the charters for two seismic vessels, the Ramform Explorer and the Ramform Challenger (the “Charter Obligations”). We guarantee such charter payments. In addition, in December 1998 we assumed the payment obligations of the Owners under the Oslo Seismic Notes. Each of OSSI, the Owners and Geophysical are our wholly owned subsidiaries. In July 1997, OSSI and the Owners completed an exchange offer for the Oslo Seismic Notes and issued new notes, registered under the Securities Act, in exchange for the original, unregistered Oslo Seismic Notes.
     The Oslo Seismic Notes trade through the facilities of The Depository Trust Company (“DTC”). Based upon the records of DTC, as of May 31, 2007, the Oslo Seismic Notes were held by fewer than 300 record holders.
     OSSI, the Owners and Geophysical are filing a Form 15 with respect to the Oslo Seismic Notes and the Charter Obligations concurrently with the filing of this Form 15F.
ITEM 7. Notice Requirement

     On June 27, 2007, we issued a press release disclosing our intent to terminate our duty to file reports under both sections 13(a) and 15(d) of the Exchange Act. On the same date, we filed a copy of that press release under cover of a Form 6-K. The press release was disseminated by Hugin ASA and circulated in the United States by various wire services including Bloomberg, Dow Jones & Company and Reuters.
ITEM 8. Prior Form 15 Filers
     Not applicable.
PART II
ITEM 9. Rule 12g3-2(b) Exemption
     Information required to be published under Rule 12g3-2(b)(1)(iii), including information required by the Oslo Stock Exchange and under Norwegian law, may be obtained from our Internet Web site at http://www.pgs.com.
PART III
ITEM 10. Exhibits
     None.
ITEM 11. Undertakings
     The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
     (1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
     (2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
     (3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Petroleum Geo-Services ASA has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In doing so, Petroleum Geo-Services ASA certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Petroleum Geo-Services ASA
(Registrant)

Date: July 20, 2007	By:	/s/ Gottfred Langseth
Gottfred Langseth
Chief Financial Officer